Exhibit 99.3

ASML - Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
(in millions EUR, except per share data)	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011

Net system sales	766.5	992.7	3,801.6	4,883.9
Net service and field option sales	256.6	218.2	929.9	767.1
Total net sales	1,023.1	1,210.9	4,731.5	5,651.0

Total cost of sales	602.9	714.5	2,726.3	3,201.6
Gross profit	420.2	496.4	2,005.2	2,449.4

Research and development costs	155.4	150.4	589.1	590.3
Selling, general and administrative costs	79.5	56.3	259.3	217.9
Income from operations	185.3	289.7	1,156.8	1,641.2

Interest income (expense), net	(3.4)	1.5	(6.2)	7.4
Income before income taxes	181.9	291.2	1,150.6	1,648.6

Benefit from (provision for) income taxes	(3.7)	(6.5)	(96.8)	(181.6)
Benefit from release of liability for unrecognized tax benefits	119.5 [4]	—	92.5 [4]	—
Net income	297.7	284.7	1,146.3	1,467.0

Basic net income per ordinary share	0.66	0.69	2.70	3.45
Diluted net income per ordinary share [3]	0.65	0.68	2.68	3.42

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	452.5	415.6	424.1	425.6
Diluted [3]	455.4	419.0	427.0	429.1

ASML - Ratios and Other Data 1,2

	Three months ended,			Twelve months ended,
(in millions EUR, except otherwise indicated)	Dec 31, 2012		Dec 31, 2011	Dec 31, 2012		Dec 31, 2011

Gross profit as a percentage of net sales	41.1		41.0	42.4		43.3
Income from operations as a percentage of net sales	18.1		23.9	24.4		29.0
Net income as a percentage of net sales	29.1		23.5	24.2		26.0
Income taxes as a percentage of income before income taxes	(63.7	) [4]	2.3	0.4	[4]	11.0
Shareholders’ equity as a percentage of total assets	54.9		47.4	54.9		47.4
Sales of systems (in units)	34		41	170		222
Average selling price of system sales (EUR millions)	22.5		24.2	22.4		22.0
Value of systems backlog excluding EUV (EUR millions)	1,214		1,733	1,214		1,733
Systems backlog excluding EUV (in units)	46		71	46		71
Average selling price of systems backlog excluding EUV (EUR millions)	26.4		24.4	26.4		24.4
Value of booked systems excluding EUV (EUR millions)	667		710	3,312		2,909
Net bookings excluding EUV (in units)	32		37	144		134
Average selling price of booked systems excluding EUV (EUR millions)	20.9		19.2	23.0		21.7
Number of payroll employees in FTEs	8,497		7,955	8,497		7,955
Number of temporary employees in FTEs	2,139		1,935	2,139		1,935

ASML - Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Dec 31, 2012		Dec 31, 2011

ASSETS
Cash and cash equivalents	1,767.6		2,731.8
Short-term investments	930.0		—
Accounts receivable, net	605.3		880.6
Finance receivables, net	265.2		78.9
Current tax assets	57.1		32.1
Inventories, net	1,857.0		1,624.6
Deferred tax assets	103.7		120.7
Other assets	246.0		238.1
Total current assets	5,831.9		5,706.8

Finance receivables, net	38.6		—
Deferred tax assets	39.4		38.7
Other assets	311.6		307.3
Goodwill	149.2		146.0
Other intangible assets, net	9.9		8.4
Property, plant and equipment, net	1,029.9		1,053.6
Total non-current assets	1,578.6		1,554.0

Total assets	7,410.5		7,260.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,086.3		2,233.0

Long-term debt	755.9		733.8
Deferred and other tax liabilities	88.3	[4]	176.7
Provisions	8.0		10.0
Accrued and other liabilities	405.1		663.1
Total non-current liabilities	1,257.3		1,583.6
Total liabilities	3,343.6		3,816.6

Shareholders’ equity	4,066.9		3,444.2
Total liabilities and shareholders’ equity	7,410.5		7,260.8

ASML - Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,			Twelve months ended,
(in millions EUR)	Dec 31, 2012		Dec 31, 2011	Dec 31, 2012		Dec 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	297.7		284.7	1,146.3		1,467.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	43.5		40.1	186.6		165.2
Impairment	0.5		2.5	3.3		12.3
Loss on disposal of property, plant and equipment	0.2		1.2	2.2		3.4
Share-based payments	5.0		3.6	18.7		12.4
Allowance for doubtful receivables	(0.3)		0.5	0.5		0.8
Allowance for obsolete inventory	22.9		23.0	130.9		60.2
Deferred income taxes	(120.3	) [4]	27.6	(72.4	) [4]	63.2
Changes in assets and liabilities	(504.7)		(250.8)	(712.6)		286.0
Net cash provided by (used in) operating activities	(255.5)		132.4	703.5		2,070.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35.7)		(93.8)	(171.9)		(301.0)
Purchase of intangible assets	(4.3)		—	(7.6)		—
Purchase of available for sale securities	(90.0)		—	(1,380.0)		—
Maturity of available for sale securities	200.0		—	450.0		—
Acquisition of subsidiaries (net of cash acquired)	(10.3)		—	(10.3)		—
Net cash provided by (used in) investing activities	59.7		(93.8)	(1,119.8)		(301.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—		—	(188.9)		(172.6)
Purchase of shares	(265.7)		(161.1)	(535.4)		(700.5)
Net proceeds from issuance of shares	840.7		8.0	3,907.7	[5]	34.1
Capital repayment	(3,728.3)		—	(3,728.3	) [5]	—
Deposits from customers	—		—	—		(150.0)
Repayment of debt	(0.8)		(0.7)	(2.9)		(2.6)
Tax benefit from share-based payments	0.6		—	2.2		—
Net cash provided by (used in) financing activities	(3,153.5)		(153.8)	(545.6)		(991.6)
Net cash flows	(3,349.3)		(115.2)	(961.9)		777.9

Effect of changes in currency rates on cash	(1.9)		8.9	(2.3)		4.1
Net increase (decrease) in cash and cash equivalents	(3,351.2)		(106.3)	(964.2)		782.0

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Operations 1,2

	Three months ended,
(in millions EUR, except per share data)	Dec 31, 2012		Sep 30, 2012	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011

Net system sales	766.5		1,000.3	984.8	1,050.0	992.7
Net service and field option sales	256.6		228.5	242.9	201.9	218.2
Total net sales	1,023.1		1,228.8	1,227.7	1,251.9	1,210.9

Total cost of sales	602.9		697.8	697.3	728.3	714.5
Gross profit	420.2		531.0	530.4	523.6	496.4

Research and development costs	155.4		143.8	144.6	145.3	150.4
Selling, general and administrative costs	79.5		69.7	54.7	55.4	56.3
Income from operations	185.3		317.5	331.1	322.9	289.7

Interest income (expense), net	(3.4)		(2.5)	(0.9)	0.6	1.5
Income before income taxes	181.9		315.0	330.2	323.5	291.2

Benefit from (provision for) income taxes	115.8	[4]	(40.3)	(38.3)	(41.5)	(6.5)
Net income	297.7		274.7	291.9	282.0	284.7

Basic net income per ordinary share	0.66		0.65	0.71	0.68	0.69
Diluted net income per ordinary share [3]	0.65		0.65	0.71	0.68	0.68

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	452.5		422.5	409.5	411.8	415.6
Diluted [3]	455.4		425.7	412.7	415.0	419.0

ASML - Quarterly Summary Ratios and other data 1,2

	Three months ended,
(in millions EUR, except otherwise indicated)	Dec 31, 2012		Sep 30, 2012	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011

Gross profit as a percentage of net sales	41.1		43.2	43.2	41.8	41.0
Income from operations as a percentage of net sales	18.1		25.8	27.0	25.8	23.9
Net income as a percentage of net sales	29.1		22.4	23.8	22.5	23.5
Income taxes as a percentage of income before income taxes	(63.7	) [4]	12.8	11.6	12.8	2.3
Shareholders’ equity as a percentage of total assets	54.9		65.2	49.8	48.8	47.4
Sales of systems (in units)	34		40	44	52	41
Average selling price of system sales (EUR millions)	22.5		25.0	22.4	20.2	24.2
Value of systems backlog excluding EUV (EUR millions)	1,214		1,340	1,503	1,598	1,733
Systems backlog excluding EUV (in units)	46		48	55	56	71
Average selling price of systems backlog excluding EUV (EUR millions)	26.4		27.9	27.3	28.5	24.4
Value of booked systems excluding EUV (EUR millions)	667		831	949	865	710
Net bookings excluding EUV (in units)	32		33	43	36	37
Average selling price of booked systems excluding EUV (EUR millions)	20.9		25.2	22.1	24.0	19.2
Number of payroll employees in FTEs	8,497		8,203	8,010	7,986	7,955
Number of temporary employees in FTEs	2,139		2,027	1,860	1,833	1,935

ASML - Quarterly Summary U.S. GAAP Consolidated Balance Sheets 1,2

(in millions EUR)	Dec 31, 2012		Sep 30, 2012	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011

ASSETS
Cash and cash equivalents	1,767.6		5,118.8	1,851.8	2,953.4	2,731.8
Short-term investments	930.0		1,040.0	850.0	—	—
Accounts receivable, net	605.3		326.8	631.7	761.2	880.6
Finance receivables, net	265.2		221.6	122.3	78.8	78.9
Current tax assets	57.1		36.6	23.6	15.6	32.1
Inventories, net	1,857.0		1,920.0	1,721.2	1,607.6	1,624.6
Deferred tax assets	103.7		111.0	123.4	117.3	120.7
Other assets	246.0		235.0	235.2	233.2	238.1
Total current assets	5,831.9		9,009.8	5,559.2	5,767.1	5,706.8

Finance receivables, net	38.6		44.7	—	—	—
Deferred tax assets	39.4		38.3	40.1	38.0	38.7
Other assets	311.6		304.9	290.5	318.0	307.3
Goodwill	149.2		145.9	150.2	141.5	146.0
Other intangible assets, net	9.9		7.2	8.6	10.1	8.4
Property, plant and equipment, net	1,029.9		1,036.9	1,169.2	1,124.6	1,053.6
Total non-current assets	1,578.6		1,577.9	1,658.6	1,632.2	1,554.0

Total assets	7,410.5		10,587.7	7,217.8	7,399.3	7,260.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,086.3		2,301.8	2,075.0	2,091.6	2,233.0

Long-term debt	755.9		747.3	741.8	736.8	733.8
Deferred and other tax liabilities	88.3	[4]	215.2	205.1	193.8	176.7
Provisions	8.0		8.7	9.5	9.4	10.0
Accrued and other liabilities	405.1		409.0	590.9	755.7	663.1
Total non-current liabilities	1,257.3		1,380.2	1,547.3	1,695.7	1,583.6
Total liabilities	3,343.6		3,682.0	3,622.3	3,787.3	3,816.6

Shareholders’ equity	4,066.9		6,905.7	3,595.5	3,612.0	3,444.2
Total liabilities and shareholders’ equity	7,410.5		10,587.7	7,217.8	7,399.3	7,260.8

ASML - Quarterly Summary U.S. GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Dec 31, 2012		Sep 30, 2012	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	297.7		274.7	291.9	282.0	284.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	43.5		36.7	56.8	49.6	40.1
Impairment	0.5		1.7	1.1	—	2.5
Loss on disposal of property, plant and equipment	0.2		0.5	1.2	0.3	1.2
Share-based payments	5.0		4.9	4.4	4.4	3.6
Allowance for doubtful receivables	(0.3)		0.5	0.1	0.2	0.5
Allowance for obsolete inventory	22.9		31.0	53.4	23.6	23.0
Deferred income taxes	(120.3	) [4]	25.6	0.7	21.6	27.6
Changes in assets and liabilities	(504.7)		113.7	(335.5)	13.9	(250.8)
Net cash provided by (used in) operating activities	(255.5)		489.3	74.1	395.6	132.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35.7)		(50.2)	(38.8)	(47.2)	(93.8)
Purchase of intangible assets	(4.3)		—	—	(3.3)	—
Purchase of available for sale securities	(90.0)		(440.0)	(850.0)	—	—
Maturity of available for sale securities	200.0		250.0	—	—	—
Acquisition of subsidiaries (net of cash acquired)	(10.3)		—	—	—	—
Net cash provided by (used in) investing activities	59.7		(240.2)	(888.8)	(50.5)	(93.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—		—	(188.9)	—	—
Purchase of shares	(265.7)		(25.2)	(108.8)	(135.7)	(161.1)
Net proceeds from issuance of shares	840.7		3,046.5	4.2	16.3	8.0
Capital repayment	(3,728.3)		—	—	—	—
Repayment of debt	(0.8)		(0.7)	(0.7)	(0.7)	(0.7)
Tax benefit from share-based payments	0.6		1.5	—	0.1	—
Net cash provided by (used in) financing activities	(3,153.5)		3,022.1	(294.2)	(120.0)	(153.8)
Net cash flows	(3,349.3)		3,271.2	(1,108.9)	225.1	(115.2)

Effect of changes in currency rates on cash	(1.9)		(4.2)	7.3	(3.5)	8.9
Net increase (decrease) in cash and cash equivalents	(3,351.2)		3,267.0	(1,101.6)	221.6	(106.3)

Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in millions of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary (together referred to as “ASML” or the “Company”). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

In general, ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with its customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

As of December 31, 2012, shareholders’ equity includes EUR 4.9 million gain (net of taxes: EUR 4.3 million gain; December 31, 2011: EUR 4.4 million loss) representing the total anticipated gain to be released to sales, and EUR 6.0 million loss (net of taxes: EUR 5.3 million loss; December 31, 2011: EUR 10.3 million gain) to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.

ASML - Reconciliation U.S. GAAP - IFRS 1,2

Net income	Three months ended,			Twelve months ended,
(in millions EUR)	Dec 31, 2012	Dec 31, 2011		Dec 31, 2012	Dec 31, 2011
Net income based on U.S. GAAP	297.7	284.7		1,146.3	1,467.0
Development expenditures (see Note 1)	41.1	25.8		164.8	(2.2)
Share-based payments (see Note 2)	(1.4)	0.3		(1.0)	(0.3)
Reversal of write-downs (see Note 3)	(14.0)	3.4		(7.2)	4.6
Income taxes (see Note 4)	(2.6)	2.8		(0.6)	24.9
Net income based on IFRS	320.8	317.0		1,302.3	1,494.0

Shareholders’ equity (in millions EUR)	Dec 31, 2012	Sep 30, 2012	Jul 1, 2012	Apr 1, 2012	Dec 31, 2011
Shareholders’ equity based on U.S. GAAP	4,066.9	6,905.7	3,595.5	3,612.0	3,444.2
Development expenditures (see Note 1)	396.8	356.6	308.7	267.3	233.0
Share-based payments (see Note 2)	4.1	4.1	4.0	3.7	2.7
Reversal of write-downs (see Note 3)	—	14.0	14.4	6.5	7.2
Income taxes (see Note 4)	30.4	35.0	36.4	31.4	32.7
Equity based on IFRS	4,498.2	7,315.4	3,959.0	3,920.9	3,719.8

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Note 2 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

As of January 1, 2006, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Note 3 Reversal of write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Note 4 Income taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses and statements about our plans to return funds to our shareholders. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether the 450mm and EUV research and development programs will be successful and ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.
[3]

The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issue of shares under ASML share plans for periods in which exercises or issues would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuances of shares when such exercises or issuances would be anti-dilutive.

[4]

In Q4 ASML released EUR 119.5 million of its liability for unrecognized tax benefits after successful conclusion of tax audits in different jurisdictions, which resulted in a net tax benefit of EUR 115.8 million in the fourth quarter. The difference between the amount released in Q4 (EUR 119.5 million) and the full year 2012 (EUR 92.5 million) relates to the additions to the liability for unrecognized tax benefits during the first three quarters of 2012. The net release of the liability for unrecognized tax benefits almost completely offsets the income tax due over ASML’s income before income taxes for the year.

[5]

The net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the Customer Co-Investment Program. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares totaling EUR 3,853.9 million related to the Customer Co-Investment Program relates to the capital repayment on ASML’s treasury shares which participated in the Synthetic Share Buyback in November 2012.